Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Boulevard #702
Claremont, California 91711

October 12, 2011

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form 10-K for the year ended December 31, 2010
Filed April 15, 2011
File No. 000-33167

Dear Ms. Cvrkel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Kiwa Bio-Tech Products Group Corporation (the “Company”) dated October 3, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Annual Report on Form 10-K for the year ended December 31, 2010

8. Convertible Notes Payable, page F-15
9. Equity-Based Transactions, page F-19

Staff Comment 5.    We note from your response to our prior comment 5 that your outstanding warrants and options are accounted for as liabilities but have a zero value due to your extremely low share price and the high exercise price of the outstanding options and warrants. Please tell us and revise future filings to disclose both the method and significant assumptions that were used to determine the fair value of the liability associated with your outstanding warrants and options at each applicable reporting date reflected in your audited financial statements. We may have further comment upon receipt of your response.

Response:

The Company employed the Black and Scholes model to determine the fair value of outstanding warrants with the following assumptions during the year ended December 31, 2010:

Black and Scholes Model Assumption			Details of outstanding warrants
Expected dividend	Expected volatility	Risk-free rate of interest	Expected term (year)	Exercise price	Underlying Number of shares	Closing price December 31, 2010	Fair value of warrants/options determined by Black and Scholes model
0	79%	0.31%	2.4	$0.45	12,250,000	$0.004	0

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
October 12, 2011

The expected volatility was determined based on the historic quoted market price of the common stock over the last 12 months. Risk free interest rate was determined based on the quoted US treasury rate under the same expected term with each corresponding financial instrument. Based on the calculation, the fair value of outstanding warrants was zero.

The Company had stock options for 1,232,600 shares outstanding as of December 31, 2010. Those options were fully vested and the value of the options was fully amortized over the service period. No further valuation was required during the year ended December 31, 2010.

We will revise our future filings to include the method of disclosure and the significant assumptions that were used to determine the fair value of the liability associated with our outstanding warrants and options at each applicable reporting date reflected in our audited financial statements.

Sincerely,

/s/ Steven Ning Ma
Steven Ning Ma
Chief Financial Officer

Enclosures
CC:
The Crone Law Group